UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Acorn Energy, Inc.
(Name of Issuer)

Common Stock, $0.01 per share
(Title of Class of Securities)

004848107
(CUSIP Number)

Ted Hagan
VERITION FUND MANAGEMENT LLC
One American Lane
Greenwich, CT 06831

With copies to:

Steve Wolosky, Esq.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 004848107

1	NAME OF REPORTING PERSON VERITION FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,072,425
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,072,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.83%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 004848107

1	NAME OF REPORTING PERSON VERITION MULTI-STRATEGY MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,072,425
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,072,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.83%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004848107

1	NAME OF REPORTING PERSON NICHOLAS MAOUNIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,072,425
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,072,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.83%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004848107

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Ricky Solomon is no longer a portfolio manager for Verition, and as such, will no longer be a member of the Section 13(d) group.  The remaining Reporting Persons will continue filing, as a group, statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 1,072,425 Shares owned directly by the Fund, including 450,000 Shares underlying call options, is approximately $6,236,754, including brokerage commissions.  The Shares owned directly by the Fund were acquired with its working capital.

The Fund effects purchases of securities primarily through margin accounts maintained for it with brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) are amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 22,189,877 Shares outstanding, which is the total number of Shares outstanding as of May 5, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2014, filed with the Securities and Exchange Commission on May 12, 2014.

As of the close of business on May 14, 2014, the Fund beneficially owns 1,072,425 Shares, including 450,000 Shares underlying call options, constituting approximately 4.83% of the Shares outstanding.   By virtue of their relationships with the Fund discussed in further detail in Item 2, each of Verition and Mr. Maounis may be deemed to beneficially own the Shares beneficially owned by the Fund.

To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer.

(b)           Verition and Mr. Maounis share the power to vote and dispose of the Shares beneficially owned by the Fund.

CUSIP NO. 004848107

(c)           The following transactions in the Shares were effected during the past sixty days by the Reporting Persons.

Purchase/Sale	Number of Shares	Date of Purchase/Sale	Price Per Share ($)
Sale	50,000	05/14/14	1.733
Sale	135,725	05/13/14	1.7836
Sale	45,000	05/12/14	2.2025
Sale	24,000	05/09/14	2.0645
Sale	8,500	05/08/14	2.18
Sale	19,000	05/07/14	2.149
Sale	15,000	05/06/14	2.239
Sale	16,000	05/05/14	2.1897
Sale	23,500	05/02/14	2.2772
Sale	13,095	05/01/14	2.2486
Sale	1,200	04/29/14	2.39
Sale	1,100	04/24/14	2.69
Sale	40,000	04/23/14	2.6509
Sale	29,976	04/14/14	2.9241
Sale	12,691	04/11/14	3.0006
Sale	24,362	04/10/14	3.0046
Sale	3,200	04/10/14	3.0503
Sale	33,610	04/08/14	3.1300
Sale	22,100	04/07/14	2.9779
Sale	49,800	03/26/14	3.1867
Sale	46,829	03/26/14	3.1546
Sale	1,500	03/20/14	3.3887
Sale	10,000	03/19/14	3.4244

(e)           On May 14, 2014, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 12, 2014 and May 14, 2014, the call options held by the Fund to purchase 100,000 Shares and 400,000 Shares, respectively, expired unexercised.

CUSIP NO. 004848107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2014	VERITION FUND MANAGEMENT LLC

	By:	/s/ Ted Hagan
	Name:	Ted Hagan
	Title:	CFO

VERITION MULTI-STRATEGY MASTER FUND LTD.

By:	Verition Fund Management LLC, its Investment Manager

By:	/s/ Ted Hagan
Name:	Ted Hagan
Title:	CFO

/s/ Nicholas Maounis
NICHOLAS MAOUNIS